UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2006 and 2005, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”).

ii

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2006 and April 30, 2005	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and nine months ended January 31, 2006 and 2005	2

	Condensed Consolidated Statements of Cash Flows for the three months and nine months ended January 31, 2006 and 2005	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005	18

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	33

Item 4.	Controls and Procedures	34

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings	55

Signatures		56

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2006 AND APRIL 30, 2005

(Expressed in United States dollars)

	January 31, 2006	April 30, 2005
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	18,998	32,717
Accounts receivable-trade (net of allowance for doubtful accounts of $174 thousand and $134 thousand at January 31, 2006 and April 30, 2005, respectively)	22,869	17,680
Inventories (Note 2)	22,433	18,139
Prepaid expenses and other current assets (Note 8)	8,433	7,155

Total current assets	72,733	75,691

Property, plant and equipment, net (Note 3)	101,459	93,812
Deferred charges, net	7,623	6,297
Other non-current assets	2,214	2,946

Total assets	184,029	178,746

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	—	4,227
Accounts payable	33,542	23,509
Accrued liabilities (Note 5)	12,587	18,766
Amount due to QPL (Note 4)	5,293	2,906
Current portion of capital lease obligations (Note 7)	2,180	1,737

Total current liabilities	53,602	51,145

Accounts payable, net of current portion	3,663	—
Purchase money loan (Note 10)	5,985	—
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 7)	2,810	4,057

Total liabilities	216,060	205,202

Commitments and contingencies (Note 8)
Series A Redeemable Convertible Preferred Shares	3,885	—

Shareholders’ deficit:
Common stock	6,862	6,855
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	246,681	231,108
Deferred stock-based compensation	(121)	(393)
Accumulated other comprehensive loss	(240)	(234)
Accumulated deficit	(289,027)	(263,721)

Total shareholders’ deficit	(35,916)	(26,456)

Total liabilities and shareholders’ deficit	184,029	178,746

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS

ENDED JANUARY 31, 2006 AND 2005

(Expressed in United States dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005

	$’000	$’000	$’000	$’000
Net sales	48,243	47,300	132,790	150,376

Cost of sales (Notes 2 and 4)	43,622	45,421	123,281	139,443

Gross profit	4,621	1,879	9,509	10,933

Operating expenses:
Selling, general and administrative	7,286	6,381	20,870	19,746
Research and development	919	1,116	3,211	3,448
Reorganization expenses (Note 6)	656	—	1,975	713

Total operating expenses	8,861	7,497	26,056	23,907

Loss from operations	(4,240)	(5,618)	(16,547)	(12,974)
Other income, net (Note 5)	2,423	249	3,002	481
Interest expense:
- Amortization of deferred charges	(529)	(242)	(1,033)	(708)
- Third parties	(3,540)	(3,559)	(10,737)	(10,496)

Loss before income taxes	(5,886)	(9,170)	(25,315)	(23,697)
Income tax expense	19	—	9	(5)

Net loss	(5,867)	(9,170)	(25,306)	(23,702)
Other comprehensive income (loss):
Foreign currency translation	14	(33)	(6)	(141)

Comprehensive loss	(5,853)	(9,203)	(25,312)	(23,843)

Net loss applicable to common stockholders:
Net loss	(5,867)	(9,170)	(25,306)	(23,702)
Preferred shares:
Cumulative preferred share dividends	(487)	—	(487)	—
Accretion of preferred shares	(242)	—	(242)	—

Net Loss applicable to common shareholders	(6,596)	(9,170)	(26,035)	(23,702)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.01)	$(0.04)	$(0.03)

Basic and diluted weighted average number of ordinary shares outstanding	678,998,960	678,086,165	678,803,130	677,832,935

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.05)	$(0.07)	$(0.19)	$(0.17)

Basic and diluted weighted average number of ADSs outstanding	135,799,792	135,617,233	135,760,626	135,566,587

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2006 AND 2005

(Expressed in United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005

	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(5,867)	(9,170)	(25,306)	(23,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization:
Property, plant and equipment	6,839	8,696	20,343	23,267
Deferred charges	529	242	1,033	708
Loss (Gain) on disposal of property, plant and equipment, net	—	14	(1)	136
(Reversal) Amortization of stock-based compensation	(79)	62	(163)	188
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(842)	(321)	(5,189)	6,172
Inventories	(3,847)	424	(4,459)	3,616
Prepaid expenses and other current assets	2,033	(428)	(1,278)	(1,228)
Other non-current assets	(1,540)	(1,301)	732	(2,960)
Accounts payable	(31)	3,539	5,567	(249)
Accrued liabilities	(5,426)	(4,842)	(5,197)	(3,991)
Amount due to QPL	4,592	(46)	9,887	(2,392)

Net cash used in operating activities	(3,639)	(3,131)	(4,031)	(435)

Investing activities:
Proceeds from disposal of property, plant and equipment	—	13	2	13
Acquisition of property, plant and equipment	(9,656)	(7,073)	(19,697)	(27,106)

Net cash used in investing activities	(9,656)	(7,060)	(19,695)	(27,093)

Financing activities:
Proceeds from purchase money loan	9,150	—	9,150	—
Proceeds from sale-leaseback transactions	—	6,540	—	6,540
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	7,500	—
Payment of financing costs	(106)	—	(1,667)	—
Repayment of short-term bank loan	—	—	(4,227)	—
Proceeds from stock options exercised	15	38	61	218
Payment of debt issuance cost	—	(449)	—	(549)
Repayment of capital lease obligations	(391)	(340)	(804)	(340)

Net cash provided by financing activities	8,668	5,789	10,013	5,869

Net decrease in cash and cash equivalents	(4,627)	(4,402)	(13,713)	(21,659)
Cash and cash equivalents at beginning of period	23,611	45,245	32,717	62,610
Effects of foreign exchange rates change	14	(33)	(6)	(141)

Cash and cash equivalents at the end of period	18,998	40,810	18,998	40,810

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	7,018	6,992	14,146	14,122
Income tax	15	—	639	5
Additions to capital lease obligations	—	6,540	—	6,540
Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	—	7,500	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2005 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2005. The interim financial statements for the three months and nine months ended January 31, 2006 and 2005 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company has experienced recurring net losses of $99.1 million, $16.7 million, $60.4 million, $5.9 million and $25.3 million for the years ended April 30, 2003, 2004, 2005 and for the three months and nine months ended January 31, 2006, respectively. As of April 30, 2005 and January 31, 2006, the Company had net liabilities of $26.5 million and $32.0 million, respectively, and an accumulated deficit of $263.7 million and $289.0 million, respectively. In response to the current financial conditions, the Company has entered into financing agreements with two of the Company’s principal shareholder groups totalling $30.0 million, to finance the Company’s operations. Together with the strategic decision to move all of the Company’s Hong Kong manufacturing operations to Dongguan, China in order to reduce costs and to provide better access to the high-growth semiconductor market in China, management believes the Company has sufficient financial and cash resources to finance the Company as a going concern in the next twelve months. Accordingly, management has prepared the financial statements on a going concern basis.

Stock-Based Compensation

Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers, and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosure as required under SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited) Three Months Ended		(Unaudited) Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
	$’000	$’000	$’000	$’000
Net loss
Net loss applicable to common stockholders, as reported	(6,596)	(9,170)	(26,035)	(23,702)
Add: stock-based employee compensation (reversal) expense as included in the reported net loss	(79)	62	(163)	188
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(305)	(1,358)	(1,003)	(4,002)
Net loss applicable to common stockholders, pro forma	(6,980)	(10,466)	(27,201)	(27,516)
Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.01)	(0.04)	(0.03)
- Diluted	(0.01)	(0.01)	(0.04)	(0.03)
Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.02)	(0.04)	(0.04)
- Diluted	(0.01)	(0.02)	(0.04)	(0.04)

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	January 31, 2006	April 30, 2005
	$’000	$’000
	(Unaudited)
Raw materials	17,884	14,609
Work-in-progress	2,957	1,741
Finished goods	1,592	1,789

	22,433	18,139

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended January 31, 2006 and 2005, there were non-cash write-offs of specific inventories of $112 thousand and $326 thousand, respectively. During the nine months ended January 31, 2006 and 2005, the non-cash write offs of specific inventories amounted to $507 thousand and $1.7 million, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included equipment leased under capital leases with a cost of $5.7 million less accumulated depreciation of $1.6 million and $511 thousand, after impairment charge, as of January 31, 2006 and April 30, 2005, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

4.	RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2006, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively referred to as “QPL”). QPL owned approximately 42.4% and 42.5% of the Company’s ordinary shares as of January 31, 2006 and April 30, 2005, respectively.

Major transactions with QPL during the three months and nine months ended January 31, 2006 and 2005 are summarized as follows:

The Company purchased raw materials from QPL amounting to $6.7 million and $5.2 million for the three months ended January 31, 2006 and 2005, and $17.3 million and $19.6 million for the nine months ended January 31, 2006 and 2005, respectively.

The Company used to lease its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rent of $659 thousand and $2.0 million for the three months and nine months ended January 31, 2005, respectively. On April 30, 2005, QPL completed the sale of the Company’s leased facility to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The rental payments to the new landlord in the three months and nine months ended January 31, 2006 are no longer classified as related party transactions.

The amounts due to QPL for the purchase of raw materials, tooling and spare parts of $5.3 million and $2.9 million as of January 31, 2006 and April 30, 2005, respectively, were unsecured and interest free.

5.	ACCRUED LIABILITIES

In January 2006, the Company recorded $2.3 million in other income as a reversal for the previously accrued write-off in relation to the closure of ASAT S.A., the Company’s business in France as part of the Company’s global restructuring in November 2001. The three-year statute of limitations, which began in the third quarter of fiscal year 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal year 2006.

6.	REORGANIZATION EXPENSES

In connection with the Company’s move of all of its manufacturing operations to Dongguan, China and related corporate reorganization, the Company terminated the services of approximately 170 and 370 employees, primarily in its Hong Kong manufacturing operations, in the three and nine months ended January 31, 2006, respectively. The aggregate amount of the termination benefits and corporate reorganization activity charged to the statements of operations amounted to $656 thousand and $2.0 million in the three months and nine months ended January 31, 2006, respectively.

The Company also terminated the services of approximately 140 employees, primarily in its Hong Kong manufacturing operations, in the three months ended October 31, 2004, the aggregate amount of the termination benefit charged to the statements of operations amounted to $713 thousand in the nine months ended January 31, 2005.

7.	CAPITAL LEASE OBLIGATIONS

In the three months ended January 31, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which has been deferred and is being amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

At the inception of the leases, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. This amount is included in as other non-current assets in the consolidated balance sheet as of April 30, 2005.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor’s obligations to the Lender. The Company believes that the guarantee has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair values at its inception. Nonetheless, the fair value of the guarantee is considered to be insignificant given the risk of loss on such guarantee at the date of its inception was insignificant and, therefore, no amount was recognized in the consolidated financial statements since the date of inception.

In late December 2005, the Company was notified by the Lender under the term loan facility agreement of its unwillingness to grant an extension beyond January 15, 2006 for the Company to meet a net worth requirement, which was a condition of the Company’s guarantee. Accordingly, the Company reclassified its entire long-term lease obligations to current as at October 31, 2005. Nonetheless, on March 31, 2006, the Company deposited $3.2 million in cash with the Lender as collateral for the Company’s guarantee obligations and, therefore, the Lender amended the term loan facility agreement and removed the net worth and financial requirements. As the Company has cured the violation and the obligation is therefore not callable within one year from the balance sheet date (i.e. January 31, 2006), the long-term lease obligation of $2.8 million has been reclassified as non-current as at January 31, 2006.

In addition, the Company has also reclassified the $1.6 million deposit and prepaid rent paid to the purchaser-lessor from current back to non-current as of January 31, 2006 to reflect the latest status of the capital lease obligations.

Future minimum lease payments under capital lease obligations as of January 31, 2006 are as follows:

$’000
(unaudited)
Fiscal year ending April 30:

2006 (the remainder of fiscal year)	862
2007	1,866
2008	1,845
2009	729

Total minimum lease payments	5,302
Less: Amounts representing interest	312

Present value of minimum payments	4,990
Current portion	(2,180)

Non-current portion	2,810

8.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of January 31, 2006, the Company had contracted for capital expenditures on property, plant and equipment of $2.9 million. As of April 30, 2005, the Company had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Company’s Phase II facility (as defined below) of $21.1 million.

Operating leases

The Company leases certain land, buildings, equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong assembly and office facility are leased under a three-year term which expires on March 31, 2007.

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and facilitization of the factory facilities. Under the terms of the lease, the Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. The Company is obligated to pay monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh to fifteenth years of the lease term.

Future minimum lease payments under operating leases as of January 31, 2006 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2006 (the remainder of fiscal year)	1,913
2007	6,523
2008	4,366
2009	4,327
2010	3,230
Thereafter	17,084

Total	37,443

As of April 30, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date (as defined in the agreement) until the deposit is fully applied. The Company has started to apply the deposits towards the lease and management fee payments since August 2005. As of January 31, 2006, the unapplied amount was $1.2 million, which was classified as part of prepaid expenses and other current assets.

9.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, grant options to key officers, employees, consultants and non-employee directors of the Company to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors determines which individuals will be granted options, the number of shares subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized stock-based employee compensation expense of $62 thousand for the three months ended January 31, 2005 and $188 thousand for the nine months ended January 31, 2005. There was a forfeiture reversal to the previously recognized stock-based employee compensation expense of $79 thousand and $163 thousand for the three months and nine months ended January 31, 2006, respectively.

Option activity relating to the Company’s stock option is summarized as follows (stated in ADS equivalent based on five ordinary shares per ADS):

	(Unaudited)
	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2004	11,435,612	$2.08
Granted	125,000	$1.97
Cancelled	(180,989)	$1.40
Exercised	(178,090)	$0.99

Outstanding at July 31, 2004	11,201,533	$2.11

Grant	657,100	$1.07
Cancelled	(195,160)	$1.37
Exercised	(7,000)	$0.42

Outstanding at October 31, 2004	11,656,473	$2.06

Granted	1,046,000	$1.30
Cancelled	(686,882)	$2.32
Exercised	(71,700)	$0.53

Outstanding at January 31, 2005	11,943,891	$1.99

Outstanding at April 30, 2005	11,436,005	$1.93
Cancelled	(669,067)	$2.36
Exercised	(46,437)	$0.43

Outstanding at July 31, 2005	10,720,501	$1.91

Grant	845,000	$0.58
Cancelled	(3,686,962)	$1.86
Exercised	(62,000)	$0.43

Outstanding at October 31, 2005	7,816,539	$1.80

Granted	150,000	$0.64
Cancelled	(418,471)	$1.81
Exercised	(25,250)	$0.56

Outstanding at January 31, 2006	7,522,818	$1.78

ADS options exercisable at:
January 31, 2005	7,450,466	$1.97
January 31, 2006	5,334,162	$2.00

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or in connection with the reorganization, during the three months and nine months ended January 31, 2006 and 2005.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

The options generally vest over four years and expire ten years from the date of grant.

10.	PURCHASE MONEY LOAN

The purchase money loan facility provides for up to $15 million of loans which, in the event that our cash position falls below $10 million, can be borrowed in two tranches, in the amount of up to $10 million and up to $5 million, respectively, during a 15 month drawdown period starting from the date of the agreement, subject to our compliance with certain conditions. Each tranche has a maturity of two years from the time of borrowing and bears interest at the rate of 15% per annum. In October 2005, in connection with the closing of the Company’s sale of Series A Redeemable Convertible Preferred Shares, the Company issued five-year warrants for a total of 5 million ordinary shares exercisable at a price of $0.01 per share as an arrangement fee for the loan agreement. On January 25, 2006, the Company borrowed the first $10.0 million tranche of funding under the purchase money loan facility and issued five-year warrants for a total of 15,668,170 ordinary shares exercisable at a price of $0.01 per share, as well as paid a commitment fee of $850,000, on a pro rata basis to the lenders that funded the first tranche. The Company estimated the fair value of these warrants to be approximately $3.2 million. The fair value of the warrants and commitment fees have been deducted from the gross proceeds of the $10 million purchase money loan.

11.	SUBSEQUENT EVENTS

On January 27, 2006, the Company filed a registration statement on Form F-1 with the Securities and Exchange Commission related to a proposed rights offering. The Company filed Amendment No. 1 to this registration statement on March 24, 2006, and the registration statement has not yet been declared effective by the Securities and Exchange Commission. Pursuant to the rights offering, the Company would offer to its shareholders, subject to certain exceptions, the right to purchase a unit consisting of one Series A Redeemable Convertible Preferred Share of the company and one warrant to purchase 50 ordinary shares of the company. The foregoing does not constitute an offer to sell, or the solicitation of any offer to buy, any securities in connection with the proposed rights offering.

On March 15, 2006, the Company paid the semiannual dividend due on its outstanding Series A Redeemable Convertible Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 11.15 ordinary shares per Series A Redeemable Convertible Preferred Share and 3,345,054 ordinary shares in the aggregate.

On March 31, 2006, the Company executed a supplemental facility letter with the Lender (as defined in Note 7 above) pursuant to which the Company deposited $3.2 million in cash with the Lender as collateral for the Company’s guarantee obligations and the term loan facility agreement was amended to remove the net worth and financial covenants.

12.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company, issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the indenture governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The interim condensed consolidated financial information is presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. The subsidiary guarantors for the 9.25% senior notes are currently ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of January 31, 2006 and April 30, 2005 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months and nine months ended January 31, 2006 and 2005 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	37	—	16,421	2,540	—	18,998
Accounts receivable, net	—	—	22,977	—	(108)	22,869
Inventories	—	—	22,433	—	—	22,433
Prepaid expenses and other current assets	154	—	8,212	67	—	8,433

Total current assets	191	—	70,043	2,607	(108)	72,733

Property, plant and equipment, net	—	—	101,413	46	—	101,459
Investment in and advance to consolidated entities	247,733	144,968	173,936	7,554	(574,191)	—
Deferred charges and other non-current assets	2,591	5,032	2,214	—	—	9,837

Total assets	250,515	150,000	347,606	10,207	(574,299)	184,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	534,813	1,278	(536,091)	—
Other current liabilities	23	—	53,418	172	(11)	53,602

Total current liabilities	23	—	588,231	1,450	(536,102)	53,602
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	5,985	—	6,473	—	—	12,458

Total liabilities	6,008	150,000	594,704	1,450	(536,102)	216,060

Series A Redeemable Convertible Preferred Shares	3,885	—	—	—	—	3,885
Shareholders’ equity:
Common stock ($0.01 par value)	6,862	—	141	10,723	(10,864)	6,862
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	231,311	—	22,728	—	(7,358)	246,681
Deferred stock-based compensation	(121)	—	—	—	—	(121)
Accumulated other comprehensive loss	—	—	—	(240)	—	(240)
Retained earnings (Accumulated deficit)	2,641	—	(269,967)	(1,726)	(19,975)	(289,027)

Total shareholders’ equity (deficit)	240,622	—	(247,098)	8,757	(38,197)	(35,916)

Total liabilities and shareholders’ equity (deficit)	250,515	150,000	347,606	10,207	(574,299)	184,029

Condensed Consolidated Balance Sheet as of April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	176	—	27,665	4,876	—	32,717
Accounts receivable, net	—	—	17,680	—	—	17,680
Inventories	—	—	18,139	—	—	18,139
Prepaid expenses and other current assets	70	—	7,005	80	—	7,155

Total current assets	246	—	70,489	4,956	—	75,691
Property, plant and equipment, net	—	—	83,715	10,097	—	93,812
Investment in and advance to consolidated entities	224,625	147,682	100,194	10,600	(483,101)	—
Deferred charges and other non-current assets	510	5,787	2,946	—	—	9,243

Total assets	225,381	153,469	257,344	25,653	(483,101)	178,746

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	434,608	10,270	(444,878)	—
Other current liabilities	109	3,469	40,893	4,351	2,323	51,145

Total current liabilities	109	3,469	475,501	14,621	(442,555)	51,145
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	—	—	4,057	—	—	4,057

Total liabilities	109	153,469	479,558	14,621	(442,555)	205,202

Shareholders’ equity (deficit):
Common stock ($0.01 par value)	6,855	—	141	10,723	(10,864)	6,855
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	215,738	—	22,728	—	(7,358)	231,108
Deferred stock-based compensation	(393)	—	—	—	—	(393)
Accumulated other comprehensive loss	—	—	—	(234)	—	(234)
Retained earnings (Accumulated deficit)	3,143	—	(245,083)	543	(22,324)	(263,721)

Total shareholders’ equity (deficit)	225,272	—	(222,214)	11,032	(40,546)	(26,456)

Total liabilities and shareholders’ equity (deficit)	225,381	153,469	257,344	25,653	(483,101)	178,746

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	81,943	—	(33,700)	48,243
Cost of sales	—	—	78,101	533	(35,012)	43,622

Gross profit (loss)	—	—	3,842	(533)	1,312	4,621
Operating expenses
Selling, general and administrative	143	—	6,894	1,092	(843)	7,286
Research and development	—	—	919	—	—	919
Reorganization expenses	—	—	636	20	—	656

Total operating expenses	143	—	8,449	1,112	(843)	8,861

(Loss) Profit from operations	(143)	—	(4,607)	(1,645)	2,155	(4,240)
Other income (expenses), net	—	3,720	1,753	606	(3,656)	2,423
Interest expense:
Amortization of deferred charges	(173)	(252)	(356)	—	252	(529)
Third parties	—	(3,468)	(3,670)	—	3,598	(3,540)

(Loss) Income before income taxes	(316)	—	(6,880)	(1,039)	2,349	(5,886)
Income tax benefit (expense)	—	—	23	(4)	—	19

Net (loss) income	(316)	—	(6,857)	(1,043)	2,349	(5,867)
Other comprehensive loss:
Foreign currency translation	—	—	—	14	—	14

Comprehensive (loss) income	(316)	—	(6,857)	(1,029)	2,349	(5,853)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	219,224	—	(86,434)	132,790
Cost of sales	—	—	213,094	533	(90,346)	123,281

Gross profit (loss)	—	—	6,130	(533)	3,912	9,509
Operating expenses
Selling, general and administrative	329	—	19,778	3,256	(2,493)	20,870
Research and development	—	—	3,211	—	—	3,211
Reorganization expenses	—	—	1,911	64	—	1,975

Total operating expenses	329	—	24,900	3,320	(2,493)	26,056

(Loss) Profit from operations	(329)	—	(18,770)	(3,853)	6,405	(16,547)
Other income (expenses), net	—	11,161	5,494	1,694	(15,347)	3,002
Interest expense:
Amortization of deferred charges	(173)	(756)	(860)	—	756	(1,033)
Third parties	—	(10,405)	(10,771)	(96)	10,535	(10,737)

(Loss) Income before income taxes	(502)	—	(24,907)	(2,255)	2,349	(25,315)
Income tax benefit (expense)	—	—	23	(14)	—	9

Net (loss) Income	(502)	—	(24,884)	(2,269)	2,349	(25,306)
Other comprehensive loss:
Foreign currency translation	—	—	—	(6)	—	(6)

Comprehensive (loss) Income	(502)	—	(24,884)	(2,275)	2,349	(25,312)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	73,480	—	(26,180)	47,300
Cost of sales	—	—	72,154	—	(26,733)	45,421

Gross profit	—	—	1,326	—	553	1,879

Operating expenses:
Selling, general and administrative	185	—	6,314	456	(574)	6,381
Research and development	—	—	1,116	—	—	1,116

Total operating expenses	185	—	7,430	456	(574)	7,497

(Loss) Profit from operations	(185)	—	(6,104)	(456)	1,127	(5,618)
Other income (expenses), net	—	3,711	1,085	291	(4,838)	249
Interest expense:
Amortization of deferred charges	—	(242)	(242)	—	242	(242)
Third parties	—	(3,469)	(3,559)	—	3,469	(3,559)

Loss before income taxes	(185)	—	(8,820)	(165)	—	(9,170)
Income tax expense	—	—	—	—	—	—

Net loss	(185)	—	(8,820)	(165)	—	(9,170)
Other comprehensive loss:
Foreign currency translation	—	—	—	(33)	—	(33)

Comprehensive loss	(185)	—	(8,820)	(198)	—	(9,203)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	228,084	—	(77,708)	150,376
Cost of sales	—	—	218,158	—	(78,715)	139,443

Gross profit	—	—	9,926	—	1,007	10,933

Operating expenses:
Selling, general and administrative	470	—	19,564	1,368	(1,656)	19,746
Research and development	—	—	3,448	—	—	3,448
Reorganization expenses	—	—	713	—	—	713

Total operating expenses	470	—	23,725	1,368	(1,656)	23,907

(Loss) Profit from operations	(470)	—	(13,799)	(1,368)	2,663	(12,974)
Other income (expenses), net	—	11,114	2,312	832	(13,777)	481
Interest expense:
Amortization of deferred charges	—	(708)	(708)	—	708	(708)
Third parties	—	(10,406)	(10,496)	—	10,406	(10,496)

Loss before income taxes	(470)	—	(22,691)	(536)	—	(23,697)
Income tax expense	—	—	(5)	—	—	(5)

Net loss	(470)	—	(22,696)	(536)	—	(23,702)
Other comprehensive loss:
Foreign currency translation	—	—	—	(141)	—	(141)

Comprehensive loss	(470)	—	(22,696)	(677)	—	(23,843)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(231)	(3,216)	929	(1,121)	—	(3,639)

Net cash (used in) provided by investing activities	(8,824)	—	(9,651)	(5)	8,824	(9,656)

Net cash provided by (used in) financing activities	9,059	3,216	8,182	(2,965)	(8,824)	8,668

Net increase (decrease) in cash and cash equivalents	4	—	(540)	(4,091)	—	(4,627)
Cash and cash equivalents at beginning of period	33	—	16,961	6,617	—	23,611
Effects of foreign exchange rates change	—	—	—	14	—	14

Cash and cash equivalents at end of period	37	—	16,421	2,540	—	18,998

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	424	(2,714)	451	(2,192)	—	(4,031)

Net cash (used in) provided by investing activities	(15,607)	—	(19,690)	(5)	15,607	(19,695)

Net cash provided by (used in) financing activities	15,044	2,714	7,995	(133)	(15,607)	10,013

Net (decrease) increase in cash and cash equivalents	(139)	—	(11,244)	(2,330)	—	(13,713)
Cash and cash equivalents at beginning of period	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	(6)	—	(6)

Cash and cash equivalents at end of period	37	—	16,421	2,540	—	18,998

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(165)	(3,009)	219	(176)	—	(3,131)

Net cash provided by (used in) investing activities	164	3,458	(7,057)	(2)	(3,623)	(7,060)

Net cash provided by (used in) financing activities	38	(449)	2,357	220	3,623	5,789

Net increase (decrease) in cash and cash equivalents	37	—	(4,481)	42	—	(4,402)
Cash and cash equivalents at beginning of period	128	—	44,988	129	—	45,245
Effects of foreign exchange rates change	—	—	—	(33)	—	(33)

Cash and cash equivalents at end of period	165	—	40,507	138	—	40,810

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(230)	(3,569)	3,921	(557)	—	(435)

Net cash (used in) provided by investing activities	(377)	4,118	(27,359)	(3)	(3,472)	(27,093)

Net cash provided by (used in) financing activities	218	(549)	1,984	744	3,472	5,869

Net (decrease) increase in cash and cash equivalents	(389)	—	(21,454)	184	—	(21,659)
Cash and cash equivalents at beginning of period	554	—	61,961	95	—	62,610
Effects of foreign exchange rates change	—	—	—	(141)	—	(141)

Cash and cash equivalents at end of period	165	—	40,507	138	—	40,810

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and Leadless Plastic Chip Carrier, or LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead” or QFN package and have obtained U.S. patents covering the assembly processes and the product package design for this technology. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital function.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Hong Kong facilities and from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

During the three months ended January 31, 2006, we shipped products to over 80 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended January 31, 2006 were Analog Devices, Inc., Broadcom Corporation and Infineon Technologies. The top three customers accounted for 52.1% of total net sales in the three months ended January 31, 2006.

We have historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we made a strategic decision to move all our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We are conducting this move in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. For the three months ended January 31, 2006, net sales from our China facility increased 43% sequentially to $23.2 million as compared to $16.1 million for the three months ended October 31, 2005. Revenue generated in the three months ended January 31, 2006 from our China facility increased to about 48% of total revenue in the same period from 38% in the three-month period ended October 31, 2005.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years starting from August 2005.

Construction of the Phase II facility is now complete. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, to complete the interior finish and fixtures of the Phase II facility. As of the date of this report, the interior finish and fixtures of the Phase II facility are completed and we are moving equipment and starting the pre-production run in this newly-built Phase II facility. The Phase II factory facility is expected to house all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. We expect the transfer of substantially all of our manufacturing operations to our new facility will be completed by the end of April 2006.

With the move of our assembly and test operations to Dongguan, China, we anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed packages to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan, China and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China serve as a gateway into the rapidly growing China market.

Strategy

Our overall business strategy is to grow market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

•	Continue to introduce advanced package families to serve our customers;

•	Diversify our customer base and end markets;

•	Maintain core and value added services;

•	Move assembly and test facilities to Dongguan, China;

•	Improve pricing; and

•	Continue to reduce our cost structure

Industry Demand

The semiconductor industry has been highly cyclical. In the July 2004 quarter, the semiconductor industry experienced a downturn, and our net sales on a quarterly basis decreased from that quarter through the July 2005 quarter. Net sales in the October 2005 quarter were up slightly from the July 2005 quarter. Net sales in the January 2006 quarter increased by 13% from the October 2005 quarter and increased by 2% compared with the January 2005 quarter. The recent increase in our net sales can be attributed to our ability to expand revenue in our key market segments, changes in our product mix and increases in average selling prices. Based on customer forecasts and current market trends, we believe that industry conditions appear to be slowly improving. We will continue to monitor our expenditures, particularly our capital expenditures, in light of current and anticipated industry-wide conditions.

Due to a variety of factors, our operating results, particularly our quarterly operating results, are variable and difficult to predict. These factors may include: general economic conditions in the semiconductor industry, our progress in ramping our Dongguan, China facility, the short-term nature of our customers’ commitments, capacity utilization, ability to meet increases in customer demands, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or losses of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Risk Factors” below.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our test services revenue comes from test services performed in connection with our assembly services. The revenue generated from testing packages assembled elsewhere is not significant to us. During the three months ended January 31, 2006, our sales of chipscale packages increased as a percentage of assembly sales as compared to same period for the prior year. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended January 31,
	2001	2002	2003	2004	2005	2005	2006
	(In percentages, unaudited)
Chipscale packages (CSP) assembly services	1%	12%	31%	40%	54%	60%	65%
Non-CSP laminate packages assembly service	46	32	21	17	11	9	9
Non-CSP leadframe packages assembly service	48	51	38	32	24	21	20

Subtotal for assembly services	95	95	90	89	89	90	94
Test services	5	5	10	11	11	10	6

Total	100%	100%	100%	100%	100%	100%	100%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The United States Securities and Exchange Commission (the “SEC”) has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets and deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remain with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in our consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is recognized only when products are shipped from our facility to the location specified by such customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of long-lived asset is recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of January 31, 2006 and April 30, 2005 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities

At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence if a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operation if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited)				(Unaudited)
	Three Months Ended				Nine Months Ended
	January 31, 2006		January 31, 2005		January 31, 2006		January 31, 2005
	($’000: % of net sales)				($’000: % of net sales)
Net sales	48,243	100.0%	47,300	100.0%	132,790	100.0%	150,376	100.0%
Cost of sales	43,622	90.4%	45,421	96.0%	123,281	92.8%	139,443	97.2%
Gross profit	4,621	9.6%	1,879	4.0%	9,509	7.2%	10,933	7.3%
Selling, general and administrative	7,286	15.1%	6,381	13.5%	20,870	15.7%	19,746	13.1%
Research and development	919	1.9%	1,116	2.4%	3,211	2.4%	3,448	2.3%
Reorganization expenses	656	1.4%	—	—	1,975	1.5%	713	0.5%
Total operating expenses	8,861	18.4%	7,497	15.9%	26,056	19.6%	23,907	15.9%
Loss from operations	(4,240)	(8.8)%	(5,618)	(11.9)%	(16,547)	(12.4)%	(12,974)	(8.6)%

The following table sets forth our unaudited gross profit and gross margin for the periods listed:

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005
	($’000, except margin amounts)		($’000, except margin amounts)
Gross profit	4,621	1,879	9,509	10,933
Gross margin	9.6%	4.0%	7.2%	7.3%

Three Months and Nine Months Ended January 31, 2006 Compared to Three Months and Nine Months Ended January 31, 2005

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited)				(Unaudited)
	Three Months Ended				Nine Months Ended
	January 31, 2006		January 31, 2005		January 31, 2006		January 31, 2005
	($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	31,241	64.8%	28,338	60.0%	85,136	64.1%	79,859	53.1%
Non-CSP laminate packages assembly services	4,543	9.4%	4,475	9.4%	12,275	9.2%	16,427	10.9%
Non-CSP leadframe packages assembly services	9,489	19.7%	9,744	20.6%	25,715	19.4%	38,707	25.7%

Subtotal for assembly services	45,273	93.9%	42,557	90.0%	123,126	92.7%	134,993	89.7%
Test services	2,970	6.1%	4,743	10.0%	9,664	7.3%	15,383	10.3%

Total net sales	48,243	100.0%	47,300	100.0%	132,790	100.0%	150,376	100.0%

Net sales increased by 2.0% to $48.2 million for the three months ended January 31, 2006 as compared to $47.3 million for the three months ended January 31, 2005. However, net sales decreased by 11.7% to $132.8 million for the nine months ended January 31, 2006 as compared to $150.4 million for the nine months ended January 31, 2005.

Net sales for assembly services increased by 6.4% to $45.3 million for the three months ended January 31, 2006 as compared to $42.6 million for the three months ended January 31, 2005. Such increase was mainly attributable to the increase in unit sales volume by 6.4% during the three months ended January 31, 2006 as compared to corresponding prior period. Net sales for assembly services decreased by 8.8% to $123.1 million for the nine months ended January 31, 2006 as compared to $135.0 million for the nine months ended January 31, 2005. The decrease in net sales was mainly caused by a slight decline in average selling prices and a shift in product mix as well as a decrease in unit sales volume by 1.7% during the nine months ended January 31, 2006 as compared to corresponding prior period.

Net sales for assembly services accounted for 93.9% and 90.0% of the total net sales for the three months ended January 31, 2006 and 2005, respectively. Net sales from chipscale packages represented 69.0% of assembly sales for the three months ended January 31, 2006 as compared to

66.6% of assembly sales for the three months ended January 31, 2005. Unit sales volume for our LPCC product, one of our chipscale packages, increased by 3.1% during the three months ended January 31, 2006 compared with the three months ended January 31, 2005. LPCC accounted for approximately 28.9% and 25.0% of the total assembly revenue for the three months ended January 31, 2006 and 2005, respectively.

Net sales for assembly services accounted for 92.7% and 89.7% of the total net sales for the nine months ended January 31, 2006 and 2005, respectively. Net sales from chipscale packages represented 69.1% of assembly sales for the nine months ended January 31, 2006 as compared to 59.2% of assembly sales for the nine months ended January 31, 2005. Unit sales volume for our LPCC product decreased by 1.6% during the nine months ended January 31, 2006 compared with the nine months ended January 31, 2005. LPCC accounted for approximately 27.4% and 27.2% of the total assembly revenue for the nine months ended January 31, 2006 and 2005, respectively. Our mix of assembly services shifted toward more chipscale packages in the three months and nine months ended January 31, 2006 as compared to the corresponding prior periods and chipscale packages tend to carry a lower per unit sales amount than other packages that we produce.

Net sales from test services decreased by 37.4% to $3.0 million for the three months ended January 31, 2006 as compared to $4.7 million for the three months ended January 31, 2005. During the nine months ended January 31, 2006, net sales from test services also decreased by 37.2% from $15.4 million to $9.7 million as compared to the corresponding prior period. These decreases were primarily attributable to decreases in test business from a few of our major customers resulting from decreases in their own forecasts and decreases in average selling price as a result of excess capacity in the market for test services.

We continued to balance our customer base and industry mix during the three months ended January 31, 2006. The industrial, automotive and others market accounted for approximately 24% of total revenue in the three months ended January 31, 2006 compared with 23% of total revenue in the same period last year. The communication market remained our largest market and accounted for 55% and 53% of total revenue for the three months ended January 31, 2006 and 2005, respectively. The personal computers/computing market accounted for approximately 13% and 8% of total revenue for the three months ended January 31, 2006 and 2005, respectively. The consumer market accounted for 8% and 16% of the total revenue for the three months ended January 31, 2006 and 2005, respectively.

We estimate that approximately 70.3% of our net sales during the three months ended January 31, 2006 represented packages shipped to distribution centers with destinations within Asia compared with 42.9% in the corresponding prior period. Our top three customers in the three months ended January 31, 2006 accounted for 52.1% of our net sales compared with 46.6% in the same period in the prior year.

Gross Profit

Gross profit increased to $4.6 million for the three months ended January 31, 2006 from $1.9 million for the three months ended January 31, 2005. Gross margin increased to 9.6% for the three months ended January 31, 2006 from 4.0% for the three months ended January 31, 2005. The increases in gross profit and gross margin were primarily driven by our lower manufacturing cost structure in China, a change in product mix and a reduction in depreciation as a result of certain assets being fully depreciated and an asset impairment charge in the April 2005 quarter. We wrote off inventory of $112 thousand during the three months ended January 31, 2006 compared with $326 thousand of inventory write-off in the corresponding period for the prior year.

Gross profit for the nine months ended January 31, 2006 was $9.5 million as compared to gross profit at $10.9 million in the same period last year. Gross margin decreased slightly to 7.2% for the nine months ended January 31, 2006 from 7.3% for the nine months ended January 31, 2005. During this move of our remaining assembly and test operations to Dongguan, China, we have had and expect to continue to have some redundancy in the number of manufacturing and operational employees. We have incurred, and expect to continue to incur, additional expenses as we operate both our Hong Kong and Dongguan, China facilities in the recent periods and in the coming two quarters, which expenses negatively impacted our gross margin in the nine months ended January 31, 2006 and we expect to have a negative impact on our gross margins in the coming two quarters. Gross margin and gross profit were also negatively impacted by inventory write-off. We recorded $507 thousand in inventory write-offs for the nine months ended January 31, 2006 as compared to $1.7 million in write-offs for the nine months ended January 31, 2005. In analyzing whether to write-off inventory, we determine the amount of excess and obsolete inventory based on the forecasted demand we receive from our customers. We write-off inventory in a fiscal period once we determined that the inventory will either not be utilized in production based on our customers’ forecasts or is not recoverable from our customers. We also write-off inventory if the net realizable value of the inventory is smaller than its carrying value.

Selling, General and Administrative

Selling, general and administrative expenses increased by 14.2% to $7.3 million during the three months ended January 31, 2006 as compared to $6.4 million during the three months ended January 31, 2005. For the nine months ended January 31, 2006, selling, general and administrative expenses increased by 5.7% to $20.9 million from $19.7 million for the nine months ended January 31, 2005. The increases in both the three and nine-month periods ended January 31, 2006 were attributable to the pre-operating expenses for the expansion phase of our Dongguan, China facility and expenses constituting consultancy and maintenance fees for the new SAP and Camstar systems.

Research and Development

Research and development expenses decreased by 17.7% to $919 thousand during the three months ended January 31, 2006 as compared to $1.1 million during the three months ended January 31, 2005. Research and development expenses decreased by 6.9% to $3.2 million during the nine months ended January 31, 2006 as compared to $3.4 million during the nine months ended January 31, 2005. A significant portion of these expenditures was focused on further developing additional advanced semiconductor packaging technologies.

Reorganization Expenses

During the three months ended January 31, 2006, we incurred $656 thousand in reorganization expenses (pre-tax) as severance payments in relation to work force reduction of approximately 170 employees in our Hong Kong manufacturing operations. During the nine months ended January 31, 2006, we incurred $2.0 million in reorganization expenses (pre-tax), consisting of severance payments in relation to a work force reduction of approximately 370 employees, primarily in our Hong Kong manufacturing operations and a corporate reorganization activity. During the nine months ended January 31, 2005, reorganization expenses incurred was $713 thousand, which represented severance payments in relation to a work force reduction of approximately 140 employees.

Other Income, net

Other income, net, increased from $249 thousand for the three months ended January 31, 2005 to $2.4 million for the three months ended January 2006 primarily due to a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., our business in France that was closed as part of our global restructuring in November 2001. The three-year statue of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal 2006. The net gain on disposal of property, plant and equipment of $11 thousand was recorded for the three months ended January 31, 2006 while a net loss on disposal of property, plant and equipment of $14 thousand was recorded for the three months ended January 31, 2005. The increase in the two factors mentioned above was partially offset by the reduction in interest income from $182 thousand to $61 thousand for the three months ended January 31, 2005 and 2006, respectively. The decrease in interest income was attributed to the overall decrease in our cash balances from $40.8 million as of January 31, 2005 to $19.0 million as of January 31, 2006.

Other income, net, increased from $481 thousand for the nine months ended January 31, 2005 to $3.0 million for the nine months ended January 31, 2006. The increase was mainly due to the reversal of previously accrued write-off of ASAT S.A. discussed above and the net loss on disposal of property, plant and equipment of $135 thousand for the nine months ended January 31, 2005 as compared to the net gain on disposal of property, plant and equipment of $11 thousand for the nine months ended January 31, 2006. Additionally, during the nine months ended January 31, 2006, other income, net, also included $243 thousand for material buyback from certain of our customers. There was no such income during the nine months ended January 31, 2005. The above increase was offset by the reduction in interest income from $505 thousand for the nine months January 31, 2005 to $295 thousand for the nine months ended January 31, 2006.

Interest Expense

Interest expense was $4.1 million for the three months ended January 31, 2006 and $3.8 million for the three months ended January 31, 2005, a $268 thousand increase. Of the $4.1 million recorded for the January 2006 quarter, $3.5 million was attributed to interest on the 9.25% senior notes, while the remaining balance represented interest paid for capital lease obligations, as well as the amortization of deferred charges relating to the issuance of 9.25% senior notes, Series A Redeemable Convertible Preferred Shares and the purchase money loan facility. Of the $3.8 million recorded for the three months ended January 31, 2005, $3.5 million was attributable to interest on the 9.25% senior notes. There were no Series A Redeemable Convertible Preferred Shares issued in the three months ended January 31, 2005, hence no amortization of deferred charges in relation to such issuance costs were recorded. Interest expense for the nine months ended January 31, 2006 was $11.8 million as compared to $11.2 million in the same period last year.

Liquidity and Capital Resources

Overview. We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002 and 2003 and for the three months and nine months ended January 31, 2006 and 2005. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. On January 25, 2006, we borrowed the first $10 million tranche of funding under the purchase money loan facility and issued five-year warrants for a total of 15,668,170 ordinary shares exercisable at a price of $0.01 per share, as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to Dongguan, China, as well as to incur other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. On March 31, 2006, we executed a supplemental facility letter with the lender under the term loan facility related to our capital lease pursuant to which we deposited $3.2 million in cash with the lender as security for our guarantee obligations and the term loan facility agreement was amended to remove the net worth and financial covenants.

As a result of our negative cash flow and our ongoing expenditure requirements, even if we draw the remaining $5 million tranche under the purchase money loan facility, we may still need to raise additional financing. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. For these and other reasons outside our control, it may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may be required to sell assets or seek to undertake a restructuring of our obligations with our creditors. Management believes the Company has sufficient financial and cash resources to finance the Company as a going concern for the next twelve months.

Cash flows. Cash and cash equivalents were $19.0 million as of January 31, 2006 compared to $32.7 million as of April 30, 2005, a decrease of $13.7 million.

Cash used in operating activities. For the nine months ended January 31, 2006, our net cash used in operating activities was $4.0 million, compared to net cash used in operating activities of $435 thousand for the nine months ended January 31, 2005. This increase in net cash used in operating activities was primarily due to the increase in net losses incurred during the current period, a decrease in non-cash operating expenses and a reduction in collections from trade receivables. The $4.0 million net cash used in operating activities for the nine months ended January 31, 2006 is attributable to a net loss of $25.3 million that was offset by $21.2 million net non-cash operating expenses and net cash of $63 thousand provided by changes in net operating assets and liabilities. Net non-cash operating expenses included depreciation of property, plant and equipment and amortization of deferred charges, reversal of stock-based compensation and net gain on disposal of property, plant and equipment. For the nine months ended January 31, 2005, cash used in operating activities was $435 thousand, as a net loss of $23.7 million that was offset by $24.3 million in net non-cash operating expenses and net cash of $1.0 million used in changes in net operating assets and liabilities. Net non-cash operating expenses included in the nine months ended January 31, 2005 included depreciation of property, plant and equipment and amortization of deferred charges, amortization of stock-based compensation and net loss on disposal of property, plant and equipment.

Cash used in investing activities. Net cash used in investing activities was $19.7 million for the nine months ended January 31, 2006, compared to $27.1 million for the nine months ended January 31, 2005. The investing activities were for the purchase of equipment and machinery to support the capital expenditure requirements for our business. Capital expenditures were also made on the development of the new SAP Enterprise Resources Planning (“ERP”) system and Camstar Manufacturing Execution Systems (“MES”) as well as the facilitization of our Dongguan, China facilities in both periods. We received $2 thousand and $13 thousand as proceeds from the sale of certain used equipment in the nine months ended January 31, 2006 and 2005, respectively.

Cash provided by financing activities. Net cash provided by financing activities was $10.0 million for the nine months ended January 31, 2006 as compared to $5.9 million for the nine months ended January 31, 2005. Cash provided by financing activities during the nine months ended January 31, 2006 included net proceeds of $9.2 million from the first tranche borrowing of the purchase money loan facility, proceeds of $7.5 million from the issuance of redeemable convertible preferred shares (another $7.5 million for the issuance of preferred shares to QPL was in the form of a waiver of accounts payable owing to QPL) and proceeds from the exercise of stock options of $61 thousand. These proceeds were offset by $1.7 million of deferred financing expenses associated with our $30 million private financing arrangements that were paid during nine months ended January 31, 2006. Cash outflow during the nine months ended January 31, 2006 also included repayment of a short-term bank loan of $4.2 million and repayment of capital lease obligations of $804 thousand. Cash provided by financing activities during the nine months ended January 31, 2005 included proceeds from equipment sale-leaseback transactions of $6.5 million and proceeds from the exercise of stock options of $218 thousand which was offset by the payment of deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 of $549 thousand. We also paid $340 thousand as repayment of capital lease obligations during the nine months ended January 31, 2005.

Capital Commitments and Expenditures. As of January 31, 2006, we had commitments for capital expenditures of approximately $2.9 million. These capital expenditures are also expected to be used for new equipment and infrastructure in the two Dongguan, China facilities, the expansion and replacement of assembly and test equipment to meet future customer demand and the ongoing development of the ERP and MES systems for our Phase II facility. We expect to incur $4.0 million to $7.0 million in capital expenditures in the three months ending April 30, 2006, of which approximately $2.0 million consists of payment to Dongguan Wellmean Decoration Engineering Company Limited for the interior finish and fixtures of our Phase II facility. We currently intend to fund these capital expenditures with existing cash resources and from the remaining $5 million tranche of loans under our purchase money loan facility. These plans are highly dependent on market conditions and the availability of capital on favorable terms and, as a result, our actual capital expenditures may vary.

Material Financing Arrangements. On July 31, 2005, we entered into agreements for a private financing of $30 million with the JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility. The preferred share financing provided for the issuance and sale of 300,000 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The preferred share financing closed on October 27, 2005. Half of this $15.0 million of financing was provided by JPMP related funds and Olympus, and half of the financing was provided by QPL. The Series A Preferred Shares are convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in our restated articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than the then-effective conversion price applicable to the preferred shares, as determined based on the average closing prices of our ADSs for a thirty-day trading period ending three days prior to the date of determination.

The Series A Preferred Shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional preferred shares or in ordinary shares of the Company. The indenture governing our 9.25% senior notes currently prohibits such payment in cash, and such prohibition is expected to continue in the foreseeable future. The preferred shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at our option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date, and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible. On March 15, 2006, we paid the semiannual dividend on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate.

In connection with this financing agreement, we issued to these shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). Simultaneously with the issuance and sale of the preferred shares under the financing agreement, we issued to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. We engaged independent appraisers to assess the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the preferred shares. The fair value of the warrants was estimated to be approximately $1.6 million and the intrinsic value of the beneficial conversion feature of the preferred shares was estimated to be approximately $10.5 million on October 27, 2005.

Under the securities purchase agreement, we have agreed to undertake, as soon as reasonably practicable following the closing of the issuance and sale of preferred shares, a rights offering of the preferred shares and warrants for the benefit of existing shareholders other than the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering. We have filed a registration statement with the SEC for the rights offering.

The second $15.0 million of this financing is a purchase money loan facility from JPMP related funds. On October 27, 2005, we satisfied the conditions for the effectiveness of the purchase money loan agreement and, provided that the conditions precedent to draws are met, the facility may be drawn upon in two tranches. We have drawn down on the first $10.0 million tranche as described below and may draw on a second tranche of an additional $5.0 million if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. In connection with this purchase money loan, we issued to the administrative agent, as an arrangement fee, five year warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). As of October 31, 2005, we engaged an independent appraiser to assess the fair value of the warrants and the fair value was estimated to be approximately $692 thousand. On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility and issued five-years warrants for a total of 15,668,170 ordinary shares (equivalent of 3,133,634 ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS), as well as paid a commitment fee of $850,000, on a pro rata basis to the lenders that funded the first tranche. We estimated the fair value of these warrants to be approximately $3.2 million. The fair value of the warrants and commitment fees have been deducted from the gross proceeds of the $10.0 million purchase money loan as of January 31, 2006. However, we are obligated to repay the full $10.0 million in principal amount of such purchase money loan, whether upon prepayment, at maturity or otherwise.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the ordinary shares issuable upon exercise of the preferred shares and warrants described above.

Our ability to obtain the remaining financing under the purchase money loan facility is subject to a number of important conditions, including, but not limited to, the following:

•	Ongoing compliance in all material respects with the terms and conditions of our supply agreement with QPL Limited and Talent Focus Industries Limited;

•	The absence of any default under any material agreement of us or our subsidiaries;

•	The absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries; and

•	The absence of any material adverse change in or disruption of the computer electronics industry or the financial, banking or capital conditions that could reasonably be judged adversely to effect us.

Debt. As of January 31, 2006, our total outstanding debt was $161.0 million, consisting of $150.0 million of 9.25% senior notes due 2011, $6.0 million purchase money loan (after deducting the fair value of warrants and the commitment fees) and $5.0 million of capital lease obligations. However, we are obligated to repay the full $10.0 million principal amount of such purchase money loan, whether upon prepayment, at maturity or otherwise. The indenture that governs our senior notes requires us to comply with certain covenants, which limit the ability of us and our subsidiaries to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Off –Balance Sheet Arrangements

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. Under the terms of this lease, we are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease agreement). The lease commencement date was started in August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enable us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we were to finance the construction of the Phase I and Phase II facilities, we would be required to recognize a liability for obligations that we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased raw materials from QPL amounting to $6.7 million and $5.2 million for the three months ended January 31, 2006 and 2005, respectively, $17.3 million and $19.6 million for the nine months ended January 31, 2006 and 2005 respectively.

We used to lease our Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. We paid rental expense of $659 thousand and $2.0 million for the three months and nine months ended January 31, 2005, respectively. On April 30, 2005, QPL completed the sale of this facility leased from QPL to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The rental payments to the new landlord in the three months and nine months ended January 31, 2006 are no longer classified as related party transactions.

QPL and its subsidiaries collectively own approximately 42.4% of our ordinary shares as of January 31, 2006.

The amounts due to QPL for the purchase of raw materials, tooling and spare parts of $5.3 million and $2.9 million as of January 31, 2006 and April 30, 2005, respectively, were unsecured and interest free.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Board of Directors and Senior Management Changes

Bella Peck Lim Chhoa, a member of the Board of Directors of the Company, a member of the Compensation Committee of the Board of Directors, and the Secretary of the Company, resigned from the Compensation Committee and as the Secretary of the Company on March 9, 2006 and resigned from the Board of Directors effective on March 24, 2006 for personal reasons. After the resignation of Ms. Chhoa, the Compensation Committee is now comprised of three independent directors, Messrs. Montgomery, Shaw and Possley.

Kevin Kit Tong Kwan was elected as a member of the Board of Directors effective on March 24, 2006, to fill the vacancy left by the resignation of Ms. Chhoa. Mr. Kwan is currently the Group Controller and a member of the Board of Directors of QPL International Holdings Ltd., which is a significant shareholder of the Company. Prior to joining QPL International Holdings Ltd. in 1999, Mr. Kwan spent 19 years providing auditing, accounting and corporate advisory services at PricewaterhouseCoopers and public and private companies in Hong Kong and overseas. In addition, Mr. Kwan held various financial control management positions with the China International Trust and Investment Corporation group of companies. Mr. Kwan is currently a non-executive director of Wafer Systems Limited, a Greater China-based provider of technologies for the network infrastructure market. Mr. Kwan is a fellow member of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He has a bachelor’s degree in commerce from the University of Southern Queensland, Australia.

Kevin T.S. Kong was appointed Secretary of the Company on March 9, 2006. Mr. Kong joined the Company in November 2005. He is presently General Counsel of the Company and will continue in that capacity following his appointment as Secretary. Prior to joining the Company, Mr. Kong worked as a New York qualified attorney with international law firms in New York and Shanghai. Mr. Kong received a BA degree from Columbia University and a JD degree from Cornell Law School. He is a member of the American Bar Association and the New York State Bar Association.

Forward Looking Statements Disclaimer

This document contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communication sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, volatility in the market price of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This recent appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a–15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002, 2003 and during the three and nine months ended January 31, 2005 and 2006.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the nine months ended January 31, 2005 and January 31, 2006 was $23.7 million and $25.3 million, respectively. We also had negative operating cash flow in fiscal 2002 and 2003 and for the nine months ended January 31, 2005 and 2006 of $28.9 million, $2.3 million, $435 thousand and $4.0 million, respectively. We cannot assure you that we will return to profitability in the near future or at all.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. We have drawn the first $10.0 million tranche under a purchase money loan facility, which will be due two years from the date drawn. As a result of our negative cash flow and our ongoing expenditure requirements, even with the preferred share financing arrangement from our two principal shareholder groups and the purchase money loan financing commitment, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. For these and other reasons outside of our control, it may be difficult for us to raise additional capital if and when it is required. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	Our customer relationships and orders with our customers could deteriorate;

•	Suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	Employee attrition could increase; and

•	Lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if of all.

The financing commitments under our purchase money loan agreement are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under these commitments.

In July 2005, we obtained commitments from JPMP for them and their affiliates to provide us with up to $15 million in purchase money loan financing. In January 2006, we obtained the first $10.0 million tranche of funding under the purchase money loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005 Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements” for a detailed description of this purchase money loan facility. However, our ability to obtain the second tranche of funding under the purchase money loan facility is subject to a number of important conditions. The satisfaction of certain of these conditions is outside our control. The conditions outside of our control include (i) that there shall not have occurred or become known to the requisite lenders any material adverse change or new material adverse condition since the date of the purchase money loan agreement in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries and (ii) that there shall not have occurred a material disruption of, or material adverse change in the financial, banking or capital market conditions or the computer electronics industry that, in the judgment of the requisite lenders, individually or in the aggregate could reasonably be expected to have a material adverse effect (as defined in the purchase money loan agreement). If we are unable to meet any of these conditions or any other condition set forth in the purchase money loan agreement, we will not be able to receive additional funds under the purchase money loan facility. If we are unable to obtain additional funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this report, collectively owned approximately 42.0% of the outstanding ordinary shares of ASAT Holdings as of January 31, 2006. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 42.6% of the ordinary shares of ASAT Holdings as of January 31, 2006. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group, other than Orchid Hong Kong Investment Holdings, are subject to a shareholders agreement and vote together on certain matters, including on the election of directors.

We will require a significant amount of cash to fund operating and capital expenditures, including the completion of the move of our manufacturing operation to Dongguan, China and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million, for the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million and for the nine months ended January 31, 2005 and January 31, 2006 the earnings to fixed charges deficiency was $23.7 million and $25.3 million, respectively. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures, particularly the completion of the move of our manufacturing operations to China, and to service debt, including our 9.25% senior notes due 2011 and the capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility to fund our planned operations and capital expenditures. We borrowed the first tranche in January 2006 and in order to obtain the second tranche of funding under the purchase money loan facility we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the second tranche under the purchase money loan facility. A tranche under the purchase money loan facility has a maturity of two years from the date of draw, and therefore we will have debt service obligations in respect of this debt in the nearer term. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures associated with the completion of the move of our manufacturing operations to China and other capital and research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors, our shareholders and the holders of the 9.25% senior notes due 2011.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. This downturn had a pronounced and adverse effect on our sales and financial performance. While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis have decreased sequentially from that quarter through the July 2005 quarter. If this or any other future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of the remaining portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, declined, in connection with an industry downturn. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downturn pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 61% and 54% of total net sales for fiscal 2004 and fiscal 2005, respectively and comprised 53% and 55% of total net sales for the three months ended January 31, 2005 and January 31, 2006, respectively. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We expect an increase in capital expenditures in connection with Phase II of our move to Dongguan, China. As of January 31, 2006, we had commitments for capital expenditures of approximately $2.9 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China and from our purchase money loan financing agreement. However, our ability to draw the second tranche of funding under the purchase money loan facility is subject to a number of conditions, and we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem (M) Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of the IBM assembly and test operations in China and Singapore. Another example of merger and acquisition activity among our competitors is the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards, acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment.

Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or we identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives. We will also need to complete documentation and test and monitor necessary controls prior to the end of our current fiscal year in order to meet our Section 404 requirements.

We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, tested or monitored, they may issued a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005 and approximately 73% for the three months ended January 31, 2006. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended January 31, 2006, our top five largest customers by net sales accounted for approximately 62.9% of net sales and our top ten largest customers by net sales accounted for approximately 76.1% of net sales. Our largest customer for the three months ended January 31, 2006 by net sales accounted for approximately 34.2% of net sales. For the three months ended January 31, 2005, our top five largest customers by net sales accounted for approximately 57.0% of net sales and our top ten largest customers by net sales accounted for approximately 74.0% of net sales. Our largest customer for that same three months by net sales accounted for approximately 22.4% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 70% of our net sales during the three months ended January 31, 2006 and 43% of our net sales during the three months ended January 31, 2005 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

In moving our assembly and test facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We achieved volume production in our Phase I facility during the last quarter of fiscal year 2005. For the three months ended January 31, 2006, we achieved another milestone in our move to Dongguan, China as net sales from our Phase I facility increased 43% sequentially to $23.2 million as compared to $16.1 million for the three months ended October 31, 2005. Revenue generated in the three months ended January 31, 2006 from our Phase I facility increased to about 48% of total revenue in the same period.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility was also completed and inspected in August 2005. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II facility from Changshi for a period of 15 years. The lease commenced in August 2005.

In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, or Wellmean, to complete the interior finish and fixtures in the Phase II facility. The contracted work was completed by the vendor in July 2005 and the Company accepted the contracted work in August 2005. The Phase II facility is expected to house all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005 Operating and Financial Review and Prospects —Overview”.

We may experience unexpected costs or delays in moving our assembly and test equipment to the Phase II facility, which could have a material adverse impact on our financial condition and results of operations. While our assembly and test equipment is in transit and being installed in our facilities in China, we will be unable to use this equipment to generate sales. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our partner in China.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction and completion of the interior finish and fixtures of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of the Phase I facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005 Operating and Financial Review and Prospects — Overview”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I land-use right, buildings and interior finish and fixtures and facilitized equipment and Phase II land-use right and buildings and holds the approvals from the Chinese government necessary to conduct our assembly and test operations our Phase I facility. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan Facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, will mean that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the management services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements for the Dongguan workers, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of China. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring its intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which may include our Chinese subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through a newly formed Chinese subsidiary. The ability of this subsidiary to pay dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has not yet commenced any operations or generated any net profits. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of the date hereof, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner.

With most of our operations conducted in our facilities in Hong Kong and China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct our assembly operations in our facilities in Hong Kong and China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our operations in Hong Kong and Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China,

Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because commercial production has only recently started at the Phase I facility in Dongguan, we have procured business interruption insurance with only limited coverage. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our new facilities in Dongguan, China have recently become fully operational and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our sales and increase our expenses.

As of the date hereof, we have transferred approximately 430 units of wirebonders, which represents approximately 76% of our existing installed assembly capacity, to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where our factory is located. In Dongguan, demand for power exceeded supply during most of calendar years 2003, 2004 and 2005. Should our Phase I facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Phase I facility will be highest during warm weather conditions.

We currently have a dedicated power supply line for supporting the Phase I facility. This line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China includes the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During the remainder of fiscal year 2006, we anticipate that there will be some additional expenses associated with commencing production in our Dongguan Phase II facility and in completing the move of our manufacturing operations to China. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of January 31, 2006, we had approximately 44 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor Technology, Inc. (“Amkor”) under which we will provide Amkor with a license for our TAPP semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we are moving our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc. in connection with their claim of a breach under a patent cross-license agreement in July 2005.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture for the 9.25% senior notes due 2011. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected.

The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL International Holdings Limited and its affiliates, or QPL, our largest affiliated shareholder group, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited and Talent Focus Industries Limited on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in Hong Kong are subject to environmental, health and safety laws. These Hong Kong laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. QPL had provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, which was previously the landlord of our assembly facility in Tsuen Wan, Hong Kong, has provided these services to us pursuant to a license issued to QPL by the Hong Kong government that was required to be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL agreed to continue to renew this license for our Tsuen Wan, Hong Kong facility for our benefit and we received a renewal license in November 2003 that expired in October 2005. In November 2005, we submitted an application of renewal license under the name of ASAT Limited. The renewal license was granted to us by the government authority on March 1, 2006 and will expire on October 30, 2007.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in Hong Kong or China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronics equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, in order to continue our product designs and manufacturing processes we must redesign some of our assembly processes and products in response to this new legislation. The redesign may result in increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. On July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year, which is a major holiday celebrated in China and many other countries in Asia. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year. This could lead to decreased sales during the fiscal quarter in which the Lunar New Year falls. Since we only recently commenced operations in China, to date we have not experienced material seasonality. We expect that as we conduct more of our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

Our substantial indebtedness could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan facility from one of our principal shareholder groups. On January 25, 2006, we borrowed the first $10.0 million tranche under the purchase money loan facility. As of January 31, 2006, we had total liabilities of $216.1 million. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us and our capital structure.

Our substantial indebtedness could have important consequences to our ability to operate our company. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types transactions with affiliates or related persons.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above and additional restrictions on our ability to incur indebtedness.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures in order to stay competitive, and the indenture, and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We issued preferred shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan facility with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2006 and 2005 Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements”, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to the two principal shareholder groups and to a member of the JPMP Funds shareholder group in connection with the purchase money loan facility, and issued additional warrants to these shareholders in connection with the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their preferred shares into ordinary shares at any time prior to their maturity. The initial conversion price of the preferred shares is $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS) each subject to adjustment under anti-dilution provisions. The conversion price is also subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. If holders convert the preferred shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by our recent transfer to the Nasdaq Capital Market or delisting.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs are currently quoted on the Nasdaq Capital Market under the symbol “ASTT.” Our ADSs were recently transferred to the Nasdaq Capital Market from the Nasdaq National Market. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market effective November 30, 2005.

We cannot assure you that we will be able to meet the continued listing requirements for the Nasdaq Capital Market or that that we will be able to meet the listing requirements of the Nasdaq National Market in the future.

The liquidity and price of our ADSs could be negatively impacted by this transfer to the Nasdaq Capital Market. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq Capital Market. Any of these entities that hold our ADSs prior to a transfer to the Nasdaq Capital Market would likely sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempts the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements of the Nasdaq Capital Market, our ADSs may not be traded on any market, and the price and liquidity of your ADSs may decline.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: April 21, 2006	By:	/s/ Arthur Tsui
	Name:	Arthur Tsui
	Title:	Chief Financial Officer